

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

August 6, 2009

Mr. Wayne M. Morrison
Vice President
Nord Resources Corp.
One West Wetmore Road, Suite 203
Tucson, Arizona 85705

> **Re: Nord Resources Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **Response Letter Dated June 26, 2009**
> **File No. 1-08733**

Dear Mr. Morrison:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements, page F-1

Note 12 – Copper Price Protection Program, page F-22

1.   We have read your response to prior comment five, concerning the difficulty you are having in maintaining certain hedge relationships between derivatives and forecasted sales. We understand that you do not believe the start-up delays you have experienced will have a long-term impact on your ability to reach your targeted annual production of 25 million pounds of copper cathode, nor do you believe it represents an inability to accurately predict forecasted transactions.

        Please address the following points:

a)   Tell us the settlement dates and notional amounts associated with the derivatives that you reclassified to trading in the third quarter of 2008 and the first quarter of 2009; and for the contracts sold during 2008 that were not preceded by a similar reclassification (e.g. those for which you continued to apply hedge accounting).

b)   Submit a chart showing details of your derivatives under the Price Protection Program, including the initial contract dates, quantities, prices, and settlement dates specified in the contracts. These should be grouped according to the month settlement is required, and include totals associated with your forecasted transactions for each month during 2009, 2010 and 2011.

c)   Tell us the extent to which you were able to maintain hedge effectiveness between your derivatives and forecasted transactions under the Price Protection Program during the second quarter of 2009 and identify any contracts that were reclassified to trading securities in the schedule requested above.

d)   Submit a chart showing the tons of ore added to your leach operations during each month of 2008 and each month to the present during 2009, with comparison to the quantities scheduled in your feasibility study; also showing the cathode production and grade realized during each of these months compared to the corresponding amounts set forth in your feasibility study. If you relied upon an operational mine plan that is more current and detailed in documenting the hedge relationships, please utilize those figures in making these comparisons.

e)   Tell us when you believe you will reach your targeted level of production and explain how your expected levels of production over each month of the next three years is consistent with your prior experience of leaching minerals from new ore added to an older leach pad; also considering that any gains in yield realized over the coming months will be lost once you begin operations on the new leach pad due to the diminished fluid contact inherent in having a smaller mass of ore.

f)   Disclose the manner by which you have established correlation between your derivative instruments and forecasted transactions, including details sufficient to understand how you are measuring and how you will be able

>   to maintain hedge effectiveness for those instruments utilized in your
>   Price Protection Program.

Note 22 – Fair Value of Financial Instruments, page F-36

2.   We have read your response to prior comment six, explaining that you have not
        determined the fair value of your long- term debt because it is not actively traded,
        your market capitalization is less than $100 million, and you are mining new ore.
        We do not see how these factors would inhibit your ability to develop an estimate
        of fair value, given your expectations of the cash flows required to comply with
        the terms of the debt, also understanding your credit standing and the risk of your
        own non-performance. If there are provisions of your debt instruments that are
        unique and which make estimating their fair value impractical, please identify
        these provisions and explain how each precludes knowledge of the basic factors
        utilized in estimating fair value. Otherwise, we would expect you to provide the
        fair value disclosures prescribed under SFAS 107.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        You may contact Tracie Towner at (202) 551-3744 if you have questions
regarding comments on the financial statements and related matters. Please contact me at
(202) 551-3686 with any other questions.

                                                Sincerely,

                                                Karl Hiller
                                                Branch Chief